

July 26, 2012

<u>Via E-mail</u>
Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

> **RE: Gerdau S.A.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 23, 2012**
> **File No. 1-14878**

Dear Mr. Schirmer:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                  Sincerely,

                                                  /s/ Rufus Decker

                                                  Rufus Decker
                                                  Accounting Branch Chief